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                             May 5, 2020

       W. Wilson Troutman
       Principal Financial and Accounting Officer
       Eton Pharmaceuticals, Inc.
       21925 W. Field Parkway, Suite 235
       Deer Park, IL 60010-7208

                                                        Re: Eton
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 5, 2020
                                                            File No. 001-38738

       Dear Mr. Troutman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2019

       Item 1. Business
       Licensing Arrangements, page 6

   1. You state that Aucta will receive a low double-digit royalty on net sales and Bausch is required to pay you a
royalty in the low-double digit percentage range on net sales. Please revise to disclose the
royalty rate or a range that does not exceed a 10 point range.
       Exhibits 31.1 and 31.2, page 87

   2. We note that your Form 10-K contains management's internal control report on page 83 as required by Item 308 of
Regulation S-K. Your Section 302 certifications should
                                                        include the
introductory language in paragraph 4 referring to your internal control over financial reporting as
well as paragraph 4(b), which refers to the design of your internal reporting. Please note
that you are no longer in the transition period that allows for this omission. Please file
an amendment to your Form 10-K that includes updated Section 302
 W. Wilson Troutman
Eton Pharmaceuticals, Inc.
May 5, 2020
Page 2
         certifications that comply with Item 601(b)(31)(i) of Regulation S-K. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Please note that this comment also applies to Form 10-Qs filed in 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at (202) 551-3636 or Mary Mast at (202) 551- 3613
with any questions.



FirstName LastNameW. Wilson Troutman                         Sincerely,
Comapany NameEton Pharmaceuticals, Inc.
                                                             Division of
Corporation Finance
May 5, 2020 Page 2                                           Office of Life
Sciences
FirstName LastName